UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 23, 2021

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01. Other Events.

On September 23, 2021, McDonald's Corporation issued an investor release announcing the declaration of a quarterly cash dividend by its board of directors and the resumption of its share repurchase program. A copy of the investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1   Investor Release of McDonald's Corporation issued September 23, 2021: McDonald's Raises Quarterly Cash Dividend by 7% and Resumes Share Repurchases

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION

(Registrant)


Date: September 24, 2021   By: /s/ Denise A. Horne

Denise A. Horne

Corporate Vice President, Associate General Counsel and Assistant Secretary

Exhibit 99.1



Investor Release

FOR IMMEDIATE RELEASE	**FOR MORE INFORMATION CONTACT:**
09/23/2021	Investors: Mike Cieplak, investor.relations@us.mcd.com
	Media: Lauren Altmin, lauren.altmin@us.mcd.com

McDONALD'S RAISES QUARTERLY CASH DIVIDEND BY 7% AND RESUMES SHARE REPURCHASES

CHICAGO, IL - Today, McDonald's Board of Directors declared a quarterly cash dividend of $1.38 per share of common stock payable on December 15, 2021 to shareholders of record at the close of business on December 1, 2021. This represents a 7% increase over the Company's previous quarterly dividend and brings the fourth quarter dividend payout to over $1 billion. The dividend increase reflects confidence in the Accelerating the Arches growth strategy and a continued focus on driving long-term profitable growth for all stakeholders.

McDonald's has a strong history of returning capital to its shareholders and has raised its dividend for 45 consecutive years since paying its first dividend in 1976. The new dividend of $1.38 per share is equivalent to $5.52 annually.

Additionally, the Company announced the resumption of its share repurchase program. The Company is committed to its capital allocation philosophy of reinvesting in the business to drive profitable growth and returning all free cash flow to shareholders over time through a combination of dividends and share repurchases.

Upcoming Communications

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 39,000 locations in over 100 countries. Approximately 93% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.